FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of March 2004
Commission File No. 000-19865



                              CEDARA SOFTWARE CORP.
                               (Registrant's name)

                                6509 Airport Road
                      Mississauga, Ontario, Canada L4V 1S7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                X         Form 40-F
                             ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                              No  X
                  ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Documents Included as Part of this Report

No.        Document

1. Press Release dated March 4, 2004 - Cedara Signs Agreement with Aloka Co. Ltd.


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                                                           Document No. 1

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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


News Release


FOR IMMEDIATE RELEASE:


News release via Canada NewsWire, Toronto 416 416-863-9350
Attention Business Editors:

Cedara Signs Agreement with Aloka Co. Ltd.

TORONTO, March 4 /CNW/ - Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, announced that it has signed an agreement with Aloka Co. Ltd. of Tokyo Japan, to supply certain of its medical imaging technologies and services to Aloka.

The agreement is valued at a minimum of Cdn$3.1 million. "We are pleased that Cedara has been successful in securing this major agreement with Aloka, a leading manufacturer of medical devices," said Abe Schwartz, Cedara's President and CEO.

For more information about Cedara's range of medical image management products, visit the Cedara Website at www.cedara.com or contact:

Loris Sartor, VP, Sales
Cedara Software Corp.,
(905) 672-2100 ext. 2285.
Email: info(at)cedara.com

For investor-related inquiries, contact:
Fraser Sinclair, Chief Financial Officer and Corporate Secretary
(905) 672 2100 ext. 2405
Email: fraser.sinclair(at)cedara.com

About Cedara Software:
Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in thousands of hospitals and clinics worldwide. Cedara's advanced medical imaging technologies are used in all aspects of clinical workflow including the operator consoles of numerous medical imaging devices; Picture Archiving and Communications Systems (PACS); sophisticated clinical applications that further analyze and manipulate images; and even the use of imaging in minimally minimally-invasive surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including magnetic resonance imaging (MRI), computed tomography (CT), digital X X-ray, ultrasound, mammography, cardiology, nuclear medicine, angiography, positron emission tomography (PET) and fluoroscopy.

Certain statements contained in this news release are forward-looking andare based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software
Corp.

For further information: Contact Loris Sartor, VP, Sales, Cedara
Software Corp., (905) 672-2100 ext. 2285, Email: info(at)cedara.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(CDE. CDSWF)
CO: Cedara Software Corp.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 10, 2004


                                           CEDARA SOFTWARE CORP.




                                           By: /s/ Fraser Sinclair
                                              ___________________________
                                              Fraser Sinclair
                                              Chief Financial Officer